 Exhibit 99.1

ADS-TEC Energy announces significant increase in order volume for EV-charging and industrial storage systems

•	In the first months of 2022, ADS-TEC Energy secured orders exceeding more than EUR 60 million.
•	ADS-TEC Energy has increased the total order volume to more than EUR 175 million year to date.
•	Battery-buffered, ultra-fast charging stations of ADS-TEC Energy and stationary storage systems for commercial and industrial applications are the focus of order intake

NÜRTINGEN, Germany, August 25, 2022 - ADS-TEC Energy (NASDAQ: ADSE) today announced that the company has significantly increased the order volume for its products in fiscal year 2022 since the publication of the first financial forecast on April 28, 2022. The orders primarily involve the company’s battery-buffered, ultra-fast EV charging systems, but also include stationary storage systems for commercial and industrial applications. For contractual reasons, specific customers and projects cannot be publicly announced at this time.

The current problems in the supply chain and the very long delivery times for products already ordered will mean that sales in 2022, as already announced and planned, will be recorded during the last months of the year. The previous sales forecasts for 2022 will not be affected by the increased order backlog, as sales from the new orders are planned for 2023.

"My team and I are very pleased with the massive increase in orders, especially in these extremely uncertain times. We see this customer trust as confirmation of our strategy and hard work," said Thomas Speidel, CEO, ADS-TEC Energy. " Our production is already prepared for the additional volume. Together with our strong suppliers and partners, we are confident that we will be able to ensure the availability of important materials for production. Here, ADS-TEC Energy's ability to master all stages of development is a real differentiator. Nevertheless, inflation, scarcity of resources and materials will continue to occupy us and the entire industry; normality is not in sight."

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information on www.adstec-energy.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial activities, such as the Company’s ability to secure critical materials for production and anticipated timing for recognition of revenue from new orders. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022, which is available on our website at https://adstec-energy.com/en/corporate-governance/ and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Media Contacts:

Media – Europe –

D. Müller

press@ads-tec-energy.de

ADS-TEC Energy Investor Relations –

Cary Segall

ADS-TEC Energy

c.segall@ads-tec-energy.com

+1 845-224-8180

Financial Media – United States:

Scott Gamm

Strategy Voice Associates

scott@strategyvoiceassociates.com

+1 917-626-9515